787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 26, 2013

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Permal Tactical Allocation Fund (to be renamed Permal Alternative Core Fund effective July 31, 2013) (the “fund”), a series of Legg Mason Partners Equity Trust (the “Trust”) Post-Effective Amendment No. 274 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on May 24, 2013 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of July 23, 2013. The Trust then filed a 485BXT designating an effective date of July 31, 2013. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on July 10, 2013. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You asked the Trust to confirm that it will change the name of the fund on EDGAR from “Permal Tactical Allocation Fund” to “Permal Alternative Core Fund.”

Response: The Trust confirms that it will update EDGAR on the effective date of the name change.

Comment No. 2: You asked the Trust to confirm that the fund looks through to underlying funds.

Response: The Trust confirms that the fund’s Prospectus and Statement of Additional Information contains disclosures regarding the strategies and risks of underlying funds.

Comment No. 3: You asked the Trust to state on page 12 of the Prospectus that the fund will invest in hedge funds consistent with the limits imposed on registered funds.

NEW YORK    WASHINGTON    PARIS     LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response: The disclosure has been added as requested.

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Neesa N. Patel, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

July 26, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 274 to the Registration Statement on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 274 to the Registration Statement on Form N-1A of Legg Mason Partners Equity Trust on behalf of Permal Tactical Allocation Fund (to be renamed Permal Alternative Core Fund effective July 31, 2013), a series of the Trust, as filed with the Commission on May 24, 2013 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary